                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                      VISTA INFORMATION SOLUTIONS, INC.
               --------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    928365204
                      -------------------------------------
                                 (CUSIP Number)

                              ALLAN W. FULKERSON
                       CENTURY CAPITAL MANAGEMENT, INC.
                               ONE LIBERTY SQUARE
                               BOSTON, MA 02109
                                 (617) 482-3060

                               with a copy to:

                              MATTHEW C. DALLETT
                               PALMER & DODGE, LLP
                                ONE BEACON STREET
                               BOSTON, MA 02108
                                 (617) 573-0100
                      -------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 APRIL 13, 2001
                        ---------------------------------
           (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

                        (Continued on following pages)

                                (Page 1 of Pages)

CUSIP NO. 928365204

                                    SCHEDULE 13D

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      ALLAN W. FULKERSON
      I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (ENTITIES ONLY)
      NOT APPLICABLE
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                  (b) [_]
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [__]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES           --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                 7,727,000
OWNED BY         --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER
REPORTING        --------------------------------------------------------------
PERSON WITH      10     SHARED DISPOSITIVE POWER            7,727,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,727,000
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [__]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      APPROXIMATELY 23.9%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      The response to Item 1 in the Schedule 13D filed by Allan W. Fulkerson on March 21, 2001 (File No. 005-45213) (the "Original Schedule 13D")(Exhibit 1 hereto), is incorporated by reference herein.

ITEM 2.  IDENTITY AND BACKGROUND.

      The response to Item 2 in the Original Schedule 13D is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The response to Item 3 in the Original Schedule 13D is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

      The response to Item 4 in the Original Schedule 13D is incorporated by reference herein.

      Since the filing of the Original Schedule 13D, the discussions between Vista Information Solutions, Inc. (the "Issuer") and Fidelity National Financial, Inc. ("Fidelity") described in the response to Item 4 in the Original
Schedule 13D have progressed, and the Issuer has now reached a definitive agreement (the "Merger Agreement") for a plan of business combination with Fidelity and Chicago Title and Trust Company ("Chicago Title"). In order to facilitate the Merger Agreement, the holders of Series A, A-1 and/or A-2 Preferred Stock, including Century Capital Partners II, L.P., have entered into an agreement (the "Conversion Agreement") to convert their preferred shares into shares of common stock of the Issuer at a conversion price of $2.20 per share (subject to adjustment) and otherwise on the terms set forth in the Issuer's certificate of incorporation. The Conversion Agreement is attached hereto as
Exhibit 2 and is incorporated by reference herein. It is a condition to the conversion of the Preferred Stock pursuant to the Conversion Agreement that Fidelity and Chicago Title enter into an agreement with the holders of the Preferred Stock (the "Voting Agreement"), pursuant to which they will vote to maintain in office two directors of the Issuer designated by holders of a majority of the shares of common stock held by the former preferred stockholders for a period of two years following the closing of the transactions contemplated in the Merger Agreement. Century Capital Partners II, L.P. currently holds a majority of such shares. The form of Voting Agreement is Exhibit B to the Conversion Agreement and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The response to Item 5 in the Original Schedule 13D is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The description of the various agreements with respect to securities of the Issuer found in Item 4, above, is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The exhibits to this Schedule 13D are listed on the Exhibit Index immediately preceding such exhibits, which index is incorporated by reference herein.

                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2001

                                    By:          /s/ Allan W. Fulkerson
                                          --------------------------------------
                                          Allan W. Fulkerson
                                          President of CCP Capital, Inc.
                                          Managing Member of CCP Capital II, LLC

                                   EXHIBIT INDEX

Exhibit 1 Schedule 13D filed by Allan W. Fulkerson (File No. 005-45213) on March 21, 2001, which is incorporated herein by reference.

Exhibit 2 Conversion Agreement dated April 13, 2001 among Vista Information Solutions, Inc. and the holders of preferred stock listed in Exhibit I thereto, including the form of Irrevocable Stockholder Voting Agreement which is Exhibit B to the Conversion Agreement.